

April 2, 2012

<u>Via E-Mail</u>
Mr. David J. Aldrich
Chief Executive Officer
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801

> **Re: Skyworks Solutions, Inc.**
> **Form 10-K for the year ended September 30, 2011**
> **Filed November 28, 2011**
> **Amendment No. 1 to Form 10-K for the year ended September 30, 2011**
> **Filed January 30, 2012**
> **File No. 001-5560**

Dear Mr. Aldrich:

We have reviewed your letter dated March 22, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K filed January 30, 2012</u>

<u>Item 11. Executive Compensation, page 6</u>

1.   We note your response to prior comment 7. Please expand your justification for why you believe the historical performance goals applicable to your short-term incentive program are not material and that disclosing such goals will result in competitive harm to you. For example, please:

- clarify how you determined that such goals are immaterial in the context of your compensation policies or decisions, given that your disclosure indicates the amounts paid under your short-term incentive plan were determined entirely by reference to those goals. We also note that such payments comprised a significant portion of each NEO's total compensation and that one of the objectives of your compensation program, as mentioned on pages 6-8, is to tie a "significant portion of . . . total compensation to the . . . achievement of pre-established performance metrics that are generally [less than one year]";

- clarify how disclosing financial performance target levels for a past year would "enable competitors to extrapolate the Company's future plans, identify weaknesses in those plans and exploit them," even over a period of multiple years. For instance, explain why would a past year's performance targets necessarily be predictive of your strategic plans for future years, given that your compensation committee could assign different weights to these targets, different ranges or different targets altogether for those future years. Might there be multiple variables that affected actual performance that are unrelated to the performance targets and your strategy? We note, for example, your disclosure regarding the impact of market downturns and pricing declines. It is unclear how you reached the conclusions you express, given that the predictive value of historical goals would appear subject to significant assumptions by your competition as to your strategic direction; and

- expand the bullet points related to the customer satisfaction and cash goals. It is unclear how you reached your conclusions regarding competitive harm.

You may contact Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at (202) 551-3602 or Geoff Kruczek, Reviewing Attorney, at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief